GOLUB CAPITAL BDC LLC
150 SOUTH WACKER DRIVE, SUITE 800
CHICAGO, ILLINOIS 60606

April 12, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Dominic Minore

Re:	Golub Capital BDC LLC
Registration Statement on Form N-2 (File No. 333-163279; 814-00794)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golub Capital BDC LLC (including, after the expected statutory conversion of Golub Capital BDC LLC to Golub Capital BDC, Inc., a Delaware corporation, the “Company”) respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-163279; 814-00794) (the “Registration Statement”) so that such Registration Statement may be declared effective at 3:00 p.m. on Wednesday, April 14, 2010, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Thomas J. Friedmann of Dechert LLP at (202) 261-3313, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Golub Capital BDC LLC

By:	/s/ Sean K. Coleman
	Name:	Sean K. Coleman
	Title:	Chief Financial Officer

April 12, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-6010

Re:	Golub Capital BDC, Inc. Registration Statement on Form N-2 Filed November 23, 2009 File No. 333-163279

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Wells Fargo Securities, LLC and UBS Securities LLC, as representatives of the several underwriters, hereby join in the request of Golub Capital BDC, Inc. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 3:00 p.m. on Wednesday, April 14, 2010, New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 5, 2010

(ii)	Dates of distribution: April 5, 2010 – April 14, 2010

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iv)	Number of prospectuses distributed: approximately 10,500

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Sincerely,

WELLS FARGO SECURITIES, LLC
UBS SECURITIES LLC
As Representatives of the Underwriters

By:	Wells Fargo Securities, LLC

	By:	/s/ David Herman
Name: David Herman
Title: Director